UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008

Commission File Number: 0-30628

ALVARION LTD.

(Translation of registrant's name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on WiMAX Leader Alvarion® Joins the HP Developer and Solution Provider Program. Dated February 11th, 2008	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 11th, 2008	ALVARION LTD. By: /s/ Efrat Makov —————————————— Efrat Makov CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
Efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

WiMAX Leader Alvarion® Joins the HP Developer and
Solution Provider Program

Alvarion to demonstrate Mobile WiMAX™ solution based
on HP software at Mobile World Congress in Barcelona

Barcelona, February 11, 2008, Alvarion Ltd. (NASDAQ: ALVR), the world’s leading provider of WiMAX™ and wireless broadband solutions, today announced that Alvarion is the first WiMAX vendor to join the HP Developer and Solution Partner Program (DSPP) in the Communications Media and Entertainment (CME) business unit. Utilizing its end-to-end 4Motion® Mobile WiMAX™ solution, Alvarion is leveraging HP technology to deliver best-of-breed networking solutions to service providers and operators.

Alvarion continues to maintain its position as the largest vendor of WiMAX equipment with over 210 commercial deployments and more than 30 Mobile WiMAX trials currently taking place. Alvarion will showcase their achievements at the Mobile World Congress in Barcelona, February 11-13, between the HP and Comverse booths (8B117 and 8B83). Voice services will be demonstrated using Comverse’s platform, which will provide the VoIP service and PSTN interconnection.

“Joining the HP DSPP helps Alvarion realize our vision of developing a complete OPEN™ WiMAX ecosystem,” said Rudy Leser, corporate vice president strategy and marketing of Alvarion. “Operators can now enjoy the advantages of an all-IP, best-of breed ecosystem, which combines HP’s products with Alvarion’s RAN capabilities. Leveraging HP technology is part of our strategy to form alliances with the leaders of each field, and we are proud of these relationships and benefits, which our customers are already beginning to enjoy.”

At Barcelona, Alvarion will be demonstrating:

—	IPTV services enabled over WiMAX.

—	WiMAX solutions using the self-provisioning capabilities of HP Service Activator, part of the HP Next Generation Operations Support Systems (OSS) solution, integrated into Alvarion’s 4Motion at 3.5 GHz. This capability means that end-users can easily install their WiMAX devices themselves and choose the best-fit service plan (network bandwidth, service level, etc.).

This solution is already being deployed by major European carriers. In addition, service providers looking to integrate WiMAX into their existing networks, or Greenfield operators requiring advanced services over WiMAX, can benefit from such best-of-breed OPEN WiMAX solutions.

“For many years, HP has worked with leading companies around the globe to offer the broadest portfolio of solutions to our customers,” said Jay Cherrington, manager of worldwide alliances, Communications, Media and Entertainment, HP. “We welcome Alvarion into the HP DSPP and look forward to a mutually productive relationship.”

As a part of HP DSPP, the HP CME Partner Program is a specialized program designed to provide HP’s ISV partners with online technical and marketing information and materials, as well as access to training, loaner hardware, technical assistance, partner-focused audio and webcasts and other resources. The CME Partner Program also provides resources specific to HP initiatives in the communications, media and entertainment industries.

About Alvarion

With more than 3 million units deployed in over 150 countries, Alvarion (www.alvarion.com) is the world’s leading provider of innovative wireless broadband network solutions enabling Personal Broadband to improve lifestyles and productivity with portable and mobile data, VoIP, video and other services.

Alvarion is leading the market to Open WiMAX architecture with the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion’s products enable the delivery of personal mobile broadband, business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for over 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company’s prominent work in the WiMAX Forum is focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to Open WiMAX solutions.

This press release contains forward-looking statements within the meaning of the “safe harbor”provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WIMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion’s future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

“WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo, “WiMAX Forum Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum.

“Alvarion” and “4Motion” are the registered trademarks of Alvarion Ltd.

All other companies’ names, products, services may be the properties of their respective owners.